FOR IMMEDIATE RELEASE

NEWS RELEASE

 New High Grade Uranium Assays from Summer Program

Vancouver, Canada,  November 1st, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to present further assay results from early summer sampling on its NE Wollaston Uranium project, where  multiple uranium zones are defined in outcrop, and from surface boulders and subcrop.  In August the Company was able to report on high grade uranium and uranium-rare earth mineralization which had been discovered and sampled very early in the season .  The latest zone where we have laboratory assay values with significant mineralization is from the “Pitchblende Ridge” target area.  At this occurrence, multiple  float boulder samples are in excess of 1% U3O8, and with values up to 16.98% U3O8

The Pitchblende Ridge zone of mineralization is located approximately 15 km north east of the first discovery zone of the season at “Crazy Train”, where high-grade uranium / rare-earth mineralization was previously reported.  A series of other uranium REE zones have also been outlined with this summer’s work.  These other zones stretch over the entire 80 km length of the NE Wollaston Property.  In most cases, there has been insufficient time to carry out detailed work on the showings.  However, future drill programs are planned for the zones of better response and geology.

The observed “boulder trains” are the trail of rubble and rocks dragged down-ice from surface mineral zones by the ancient ice sheet which covered most of the Canadian Shield.  In some cases the mineralized boulders only extend for a short distance from the source, but there are occasional erratic boulders some distance from the original source.  In the case of the boulder trains on the NE Wollaston project, most of them are considered to be close to the source, but this may be partially obscured by the many swamps and small lakes which cover the project area.

The Pitchblende Ridge boulder train trends up and over the topography, and originates and continues within swampy ground.  A short airborne EM anomaly, is offset in the vicinity of postulated source of the boulder train, and is thought to be associated with a host for the mineralization.  The samples are predominantly calc-silicate boulders, a number of which are have ancillary graphite mineralization with the uranium mineralization (up to 40% graphite). A mineralized zone with this graphite content would produce an airborne EM signature. The higher grade samples are small pitchblende nodules and appear to be associated with clay alteration.

Table 1: Uranium Values in Boulder Samples from Pitchblende Ridge

The Pitchblende Ridge and Crazy Train boulder trains discoveries are the result of the integration of airborne gamma spectrometry with ground prospecting, taking into consideration lake sediment geochemistry and geological mapping. Soil sampling has been carried out on both boulder trains and further up-ice but these analyses are still pending. Both boulder trains are examples of post Hudsonian hydrothermal mineralisation with a possible structural control.

SAMPLE	U308%
GS009	16.98
GM379	10.20
WM238	4.95
WM245	2.15
WM248	1.83
GM378	1.65
GS008	1.17
WM239	1.15
WM237	1.14
WM252	0.88
DC488	0.76
WM242	0.58
WM247	0.51
CC214	0.50
WM250	0.49
WM232	0.44
WM236	0.39
WM234	0.38
CC209	0.37
WM251	0.36
JO008	0.35
DC489	0.34

NE-Wollaston Project - Pitchblende Ridge

Location Map
SASKATCHEWAN
Pitchblende Ridge
Crazy Train
MANITOBA
CVV Property Boundary
New U3O8 + REE Zones

Pitchblende Ridge Location - Uranium-REE Zones

"Pitchblende Ridge" Zone
380 m
380 m
1.83%
2.15%
1.65%
16.98%
1.15%
4.95%
1.17%
10.20%
1.14%
All samples in % U3O8
Uranium Boulders
>1.0% U3O8
0.1 - 1.0% U3O8
0 - 0.1% U3O8
High Grade Boulder Train
Swamp
Countour

ATHABASCA BASIN

Date:
November 2007

Map Projection:
NAD 83, UTM ZONE 13

Map Drafted by:
Brian King
CanAlaska Uranium Ltd.

NE-Wollaston Project

Pitchblende Ridge U_3O_8 Boulder Train

CanAlaska Uranium Ltd.

CVV - TSX.V CVVUF - OTCBB DH7 - Frankfurt

WM233	0.33
DC490	0.25
WM249	0.25
JO003	0.22
WM240	0.22
CC211	0.20
CC218	0.20

WM231	0.18
CC212	0.17
CC224	0.17
JO010	0.16
WM243	0.15
CC223	0.14
CC215	0.12
CC216	0.11
CC220	0.10
WM244	0.10

The following table gives a re-tabulation and update of the Crazy Train results with additional samples listed against zones of similar style Uranium-REE values from across the property

Table 2:Uranium-Rare Earth Boulder Train samples (updated)

Sample/Target	% REE	% Y	% U3O8
CS 3
CC015	0.58	0.00	56.60
GM219	0.22	0.02	0.25
JR218	0.40	0.02	0.19
JR219	0.14	0.01	0.18
CC016	0.11	0.01	0.17
GM218	0.11	0.01	0.15
GM088	0.13	0.01	0.10
Sample/Target	% REE	% Y	% U3O8
Grevstad 2 (cont.)
DC509	0.22	0.01	0.20
BK009	0.17	0.01	0.20
DC508	0.15	0.01	0.19
CC118	0.56	0.02	0.18
MT005	0.12	0.01	0.17
CH003	0.26	0.02	0.16
CC121	0.36	0.02	0.15
CC184	0.24	0.02	0.12
TP006	0.13	0.01	0.12
GM253	0.47	0.02	0.12
CC189	0.17	0.01	0.11
CC181	0.16	0.01	0.11
GM255	0.11	0.01	0.10
MG021	0.25	0.02	0.18

Sample/Target	% REE	% Y	% U3O8
Charcoal 12
OM161	0.21	0.19	3.56

Sample/Target	% REE	% Y	% U3O8
Grevstad 1
CC194	0.26	0.03	0.68
CC197	0.20	0.03	0.47
MG014	0.33	0.02	0.40
CC203	0.12	0.01	0.22
MG013	0.10	0.01	0.14
CC201	0.11	0.02	0.10

Sample/Target	% REE	% Y	% U3O8
Grevstad 3
OM274	0.22	0.15	5.13
DBM012	0.13	0.01	0.29
OM298	0.13	0.04	0.15

Sample/Target	% REE	% Y	% U3O8
Grevstad 2
CC114	0.16	0.04	0.81
GM233	0.16	0.03	0.80
GM254	0.18	0.01	0.69
GM236	0.15	0.03	0.66
GM230	0.10	0.04	0.60
GM403	0.23	0.01	0.52
GM405	0.20	0.01	0.45
GM247	0.93	0.05	0.43
GM244	0.10	0.02	0.42
GM400	0.11	0.01	0.42
GM399	0.58	0.02	0.38
BK010	0.29	0.02	0.34
CC122	0.28	0.02	0.29
DC384	0.11	0.02	0.29
DC495	0.93	0.03	0.25
BK008	0.11	0.01	0.23
GM407	0.10	0.01	0.23
BK011	0.57	0.04	0.21

Sample/Target	% REE	% Y	% U3O8
Hara 5
OM152	0.12	0.01	0.51

Hara 12
DC305	0.16	0.01	0.20

Hook Lake
WM047	0.20	0.26	3.61
OM028	0.15	0.09	3.60
JR029	0.31	0.28	2.50
WM050	0.10	0.06	2.11
OM030	0.14	0.06	2.00
DM017	0.17	0.10	1.50
WM051	0.23	0.05	1.49
OM026	0.17	0.13	1.44
WM046	0.13	0.11	1.23
WM060	0.13	0.18	1.08
OM036	0.18	0.30	0.77

Table 2: Uranium-Rare Earth Boulder Train samples (updated)

Sample/Target	% REE	% Y	% U3O8
Hook Lake (cont.)
WM062	0.11	0.05	0.65
GM053	0.24	0.13	0.61
WM053	0.10	0.04	0.55
GM126	0.16	0.06	0.39
WM011	0.12	0.09	0.39
OM039	0.11	0.04	0.38
DM007	0.12	0.04	0.32
RD031	0.10	0.15	0.20
Sample/Target	% REE	% Y	% U3O8
Snyder 4
WM100	0.73	1.01	6.50
MF073	0.27	0.43	5.31
GM026	0.64	0.87	4.74
GM022	0.65	0.91	4.54
WM096	0.48	0.57	4.01
WM097	0.32	0.45	3.99
MF085	0.91	0.00	3.18

Sample/Target	% REE	% Y	% U3O8
Snyder 13
JR176 b	1.91	0.00	66.27
GM186	0.23	0.24	9.52
GM190	0.41	0.03	1.01
OM243	0.10	0.04	0.81
DM136	0.15	0.04	0.66
GM269	0.39	0.18	0.58
OM197	0.28	0.02	0.54
GM270	0.33	0.15	0.46
OM242	0.11	0.03	0.45
DC184	0.13	0.03	0.38
DBM047	0.14	0.02	0.33
GM163	0.11	0.05	0.29
RH547	0.18	0.03	0.27
GM368	0.15	0.02	0.27
DC181	0.12	0.02	0.21
GM366	0.17	0.03	0.21
DC189	0.53	0.02	0.16
DC218	0.24	0.04	0.16
OM198	0.11	0.01	0.14
CC005	0.10	0.01	0.14
DBM048	0.12	0.02	0.12
DC187	0.27	0.01	0.11
CM007	0.10	0.03	0.10
Sample/Target	% REE	% Y	% U3O8
Snyder 4 (cont.)
GM020	0.25	0.37	2.89
WM098	0.22	0.31	2.89
BK014	0.21	0.13	2.74
GM033	0.38	0.65	2.68
WM105	0.34	0.45	2.45
GM029	0.70	1.09	2.31
WM099	0.11	0.15	1.96
JR023	0.21	0.31	1.31
JR024	0.18	0.24	1.18
WM108	0.17	0.16	0.86
JR026	0.19	0.22	0.85
WM084	0.11	0.07	0.85
WM095	0.12	0.09	0.83
GM263	0.20	0.06	0.71
JR028	0.18	0.11	0.67
GM021	1.49	0.83	0.65
WM080	0.13	0.08	0.63
WM107	0.11	0.06	0.45
WM101	0.10	0.09	0.42
RSW010	0.22	0.08	0.28
JR032	0.18	0.09	0.26
MF075	0.10	0.09	0.24
GM023	0.14	0.07	0.20
BK016	0.17	0.07	0.19
JR009	0.14	0.02	0.19
WM085	0.13	0.04	0.15
BK024	0.12	0.03	0.11

Sample/Target	% REE	% Y	% U3O8
Snyder 17
DC150	0.15	0.01	0.24
GM144	0.11	0.02	0.17
DC147	0.26	0.01	0.13
DC455	0.13	0.01	0.12
GM149	0.41	0.01	0.12
DM123	0.17	0.01	0.11
JR248	0.17	0.01	0.10

Table 2: Uranium-Rare Earth Boulder Train samples (updated)

Sample/Target	% REE	% Y	% U3O8
U-Th1
OM270	0.44	0.03	4.27
CM039	0.43	0.03	1.00
CC028	0.15	0.01	0.73
DC265	0.33	0.03	0.60
DC267	0.17	0.01	0.59
CC019	0.12	0.05	0.55
CC025	0.20	0.02	0.53
RD145	0.25	0.02	0.44
CC027	1.14	0.10	0.44
OM208	0.23	0.02	0.40
JR147	0.46	0.02	0.40
DC355	0.11	0.01	0.39
GM118	0.12	0.01	0.34
GM314	0.31	0.02	0.33
CM040	0.17	0.01	0.31
JR158	0.24	0.02	0.30
RD140	0.19	0.01	0.30
RD139	0.13	0.01	0.29
GM111	0.20	0.02	0.27
CM055	0.37	0.03	0.23
DC259	0.11	0.01	0.22
Sample/Target	% REE	% Y	% U3O8
U-Th1
GM111	0.20	0.02	0.27
CM055	0.37	0.03	0.23
DC259	0.11	0.01	0.22
JR207	0.15	0.01	0.22
DC260	0.18	0.01	0.22
CC177	0.10	0.01	0.21
DC263	0.17	0.01	0.21
CC032	0.13	0.01	0.20
OM308	0.10	0.01	0.20
CC178	0.12	0.01	0.19
CM048	0.14	0.01	0.18
DC288	0.15	0.01	0.18
DC363	0.11	0.01	0.17
CM054	0.45	0.03	0.16
OM209	0.14	0.01	0.16
RD137	0.10	0.01	0.14
OM216	0.12	0.01	0.13
GM200	0.11	0.01	0.13
CM047	0.15	0.01	0.11
DC284	0.11	0.01	0.11

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Crazy Train
DBM024	2623	454	1150	146	665	208	1194	3	205	320	393	83	67	123
DBM033	2409	505	1100	148	516	140	851	2	157	185	267	57	37	146
OM323	2347	482	1090	144	488	143	882	3	157	196	284	60	40	142
OM317	2106	406	971	134	458	137	793	2	139	186	260	55	36	115
DBM036	2099	434	989	127	416	133	676	2	108	180	228	46	33	80
GM356	1768	300	791	119	420	138	885	3	159	209	295	63	36	119
GM336	1773	291	795	100	448	139	863	2	159	205	276	60	44	116
DBM026	1851	346	838	123	419	125	779	2	139	176	244	51	38	129
OM330	1764	347	815	113	369	120	696	2	120	166	230	48	32	97
DBM020	1575	266	707	85	396	121	833	2	159	180	265	59	41	127
GM347	1629	359	572	125	434	139	776	3	128	204	268	54	37	82
GM341	1603	243	711	110	401	138	792	2	131	204	265	52	45	93
GM358	1707	333	796	109	355	114	652	2	112	155	211	44	31	98
OM313	1539	234	682	90	377	156	793	2	112	231	270	49	51	77
GM338	1465	366	321	123	502	153	847	3	141	225	284	58	47	90

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Crazy Train
DBM025	1539	288	640	92	398	121	726	2	131	178	232	50	38	95
OM310	1530	258	703	86	356	127	681	2	105	182	228	44	41	80
DBM040	1546	294	686	101	351	114	665	2	115	164	226	47	31	80
GM349	1469	266	663	95	345	100	654	3	122	143	204	44	31	108
OM309	1543	301	716	84	339	103	578	2	99	142	183	38	31	83
GM357	1412	240	622	96	349	105	708	3	132	151	220	47	33	123
GM340	1570	307	723	98	343	99	494	2	80	136	162	33	26	55
GM334	1370	243	632	74	322	99	616	2	114	140	194	43	31	93
MG018	1434	274	653	88	323	96	534	2	94	134	174	37	27	67
GM355	1349	253	609	87	300	100	580	2	99	148	196	41	26	68
OM314	1365	280	617	75	302	91	484	2	81	123	156	32	26	64
RD177	1161	246	384	96	329	106	659	2	115	152	215	45	30	100
RD178	1228	233	561	80	266	88	551	2	97	129	182	39	25	78
OM328	1161	198	500	83	285	95	578	2	107	139	195	42	22	71
DBM028	1127	205	511	70	260	81	508	2	95	113	162	34	24	79
DBM029	1082	191	489	73	247	82	529	2	96	117	173	37	22	81
OM311	1028	254	273	86	319	96	548	2	96	129	172	36	28	86
DBM022	1019	181	467	56	239	76	475	2	86	111	152	32	24	68
DBM039	1016	181	454	66	236	79	458	2	82	109	150	31	23	62
OM333	1035	198	484	66	217	70	406	2	70	96	133	27	17	61
OM316	1017	193	461	67	227	69	385	2	67	95	127	26	18	50
OM334	873	160	392	60	196	65	446	2	81	99	146	31	18	69
OM315	900	156	412	50	211	71	417	2	71	100	135	28	22	59
GM346	827	145	380	55	185	62	406	2	75	89	132	28	16	65
OM327	811	138	368	52	191	62	393	2	71	90	127	27	17	58
RD170	868	166	404	53	184	61	334	1	54	87	112	23	17	40
OM324	782	137	347	55	180	63	394	2	70	94	134	28	15	51
GM342	758	125	330	51	193	59	382	1	71	91	123	26	18	51
OM321	796	149	362	52	179	54	332	1	61	78	109	23	15	45
OM331	761	131	342	49	180	59	346	2	59	88	115	24	17	42
GM354	732	118	328	51	180	55	365	2	68	78	115	24	15	62
DBM042	714	126	317	47	171	53	327	1	60	76	106	22	14	47
BP004	713	149	332	44	144	44	197	1	30	55	63	12	10	26
OM312	636	113	298	35	144	46	264	1	45	66	86	18	13	34
GM339	566	103	258	31	132	42	243	1	42	60	79	17	12	32
GM333	725	188	363	32	116	26	64	1	7	26	18	3	4	6
OM332	528	91	243	35	119	40	255	2	46	58	84	18	10	38
DBM032	524	108	231	31	119	35	236	1	45	51	74	16	10	39
DBM041	536	112	249	32	108	35	177	1	30	46	59	12	7	23
GM337	522	109	241	28	110	34	154	1	23	44	50	10	8	17
DBM021	444	80	207	24	101	32	202	1	36	48	67	14	10	27
GM350	469	95	226	30	88	30	156	1	26	39	53	11	5	23
DBM035	398	68	174	26	99	31	201	1	38	46	65	14	8	30
GM335	463	96	223	23	93	28	132	1	20	37	43	9	7	16
GM348	420	81	196	30	82	31	173	1	30	41	60	12	4	25

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Crazy Train
GM353	379	69	171	25	85	29	164	1	28	41	56	11	6	21
DBM034	360	62	161	24	85	28	183	1	35	40	59	13	7	28
CH011	382	86	179	24	71	22	105	1	16	28	34	7	4	15
OM326	314	53	144	22	68	27	150	1	25	37	53	11	5	19
OM329	323	61	151	20	68	23	131	1	23	31	44	9	5	19
GM343	364	70	172	22	73	27	72	0	5	32	23	4	4	4
BP005	344	75	164	21	65	19	58	1	7	20	19	3	3	5
OM320	280	52	126	19	62	21	120	1	21	29	40	8	4	17
DBM027	268	48	118	18	62	22	126	1	21	32	43	9	5	16
GM352	269	48	120	19	61	21	123	1	22	30	42	9	4	17
OM322	241	46	109	17	50	19	112	1	20	25	39	8	2	17
DBM038	238	45	105	15	54	19	108	1	19	27	36	8	4	13
OM325	220	39	101	14	49	17	110	1	20	25	37	8	3	16
GM351	223	40	99	16	50	18	97	1	16	25	33	7	3	13
DBM037	202	39	88	13	46	16	95	1	17	23	32	7	3	13

CS3
CC015	4827	56	2500	360	1600	311	969	53.4	36.6	590	286	0.2	0.15	2.7
GM219	1949	370	934	108	416	121	215	0.1	9.8	110	43.5	6.2	40.7	5.1
JR218	3702	677	1790	201	807	227	330	0.2	13.2	191	70	8.7	43.1	4
JR219	1304	243	636	72	277	76.3	129	0.5	5	67.3	25.8	3.5	25	1.8
CC016	991	208	476	57	203	47	104	1.6	5.4	45.7	23.9	3.4	21.1	2.4
GM218	1012	203	495	55	211	48	110	0.8	8.6	44.5	22.8	4.3	21.4	7.4
GM088	1222	249	564	76	261	71.6	111	0.4	11.6	59.5	26.3	3.3	8.3	1.8

Charcoal 12
OM161	1000	192	367	114	254	73.1	1098	6.1	325	67.9	241	78	34.3	346

Grevstad 1
CC194	2309	470	1100	142	466	131	250	1.9	10.3	117	70.1	11.6	28.5	10.6
CC197	1809	405	869	107	345	83.4	201	0.7	26.2	68.7	47.3	10.4	11.9	35.8
MG014	3028	693	1490	167	548	130	224	0.7	13.1	107	60.5	10.5	19.3	13.2
CC203	1076	245	509	65	204	53.4	96	0.6	5.3	47.1	26.2	4.2	8.4	4.3
MG013	916	210	439	54	166	46.5	79	0.7	4.1	42.7	22.6	3	4.3	1.3
CC201	953	217	458	56	180	42.1	125	0.6	20.4	35.7	28	6.9	6.3	27.2

Grevstad 2
CC114	1294	277	624	60	258	75.3	292	1.4	28.7	82.3	60.8	12.2	82.3	23.9
GM233	1360	283	662	63	275	76.8	273	1.5	24.5	81.5	54.7	10.7	80.8	19.5
GM254	1700	340	820	101	358	81.2	117	1.5	7	68	33.6	2.7	0.15	4.1
GM236	1298	275	629	60	260	73.6	252	1.3	23.6	77.2	52.4	10.1	68.6	18.4
GM230	764	155	374	33	157	44.6	235	1.4	27.7	57.5	53.1	11	61	23.5

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Grevstad 2
GM403	2142	513	1060	95	410	63.8	133	0.7	17.9	51.3	37.3	7.3	8	10
GM405	1869	455	921	83	355	55.3	121	0.9	16.6	44.5	32.5	7	8.5	10.8
GM247	8798	2000	4330	444	1710	314	511	0.1	41	250	116	19.4	71.5	13.4
GM244	878	186	428	42	175	47.2	167	1.4	16.5	50.1	35.8	6.9	42.2	14.4
GM400	1038	238	517	45	204	34.1	90	0.5	14	29.4	26.4	5.3	5.6	8.4
GM399	5577	1400	2780	244	1010	143	225	0.9	25.1	104	55.5	12.6	15.2	11.6
BK010	2713	606	1280	160	533	134	221	0.8	12	119	60.3	8.9	16.4	3.6

Grevstad 2
CC122	2606	605	1270	130	503	97.7	192	0.1	14.5	83	40.1	7.2	37.9	9.6
DC384	935	197	455	45	186	51.5	164	1.2	17.5	52.2	36.3	7.2	33.1	16.3
DC495	8954	2260	4420	443	1600	231	346	0.1	30.1	181	84.3	15.7	26.4	8.7
BK008	977	217	466	58	190	45.8	75	0.5	4	39	21.2	3.3	5.4	1.9
GM407	897	211	443	40	174	29	68	0.5	9.8	24	19.3	3.7	4.5	6.2
BK011	5261	1170	2590	286	973	242	417	1.1	27	208	104	17.4	36	23.5
DC509	2085	501	1040	91	395	58.4	107	0.5	13.4	45.1	28.1	6	6.8	7
BK009	1570	350	767	90	287	75.9	134	0.7	6.6	66.8	36.2	6	11.4	6.5
DC508	1391	352	693	61	249	35.7	66	0.9	8.3	27.6	17.4	3.8	3.7	4.4
CC118	5298	1220	2630	267	1000	181	281	0.1	22.8	137	60.8	10.6	36.9	12.3
MT005	1132	246	547	65	221	52.8	109	0.6	9.4	44	28.4	5.6	9.6	11.6
CH003	2435	463	1210	120	510	132	198	1	10	108	51.8	7.8	15.8	3.6
CC121	3356	776	1650	170	640	120	207	0.1	17	96.7	46.4	8.4	28.9	9.7
CC184	2220	478	1080	111	437	114	192	1	9.9	104	49.6	7.6	16.3	3.4
TP006	1151	242	557	60	230	62.2	104	0.6	5.1	57.3	27.2	3.8	8.2	1.8
GM253	4370	878	2130	242	917	203	297	3.3	18.3	165	66.3	8.8	24.2	11
CC189	1589	359	746	97	310	77.1	140	0.6	8.5	67.9	36.4	6.3	13.2	7.2
CC181	1429	275	720	70	290	73.5	127	0.7	10.3	60.2	34.6	5.5	8.4	7.6
GM255	1065	209	511	61	231	52.6	75	1.2	4.7	43	18.1	2.2	3.1	2.5
MG021	2321	573	1180	96	404	68	144	0.5	14.3	59.2	36.4	7.9	15	10.9

Grevstad 3
OM274	1138	121	381	139	344	153	1067	7.2	209	213	376	68.5	0.15	193
DBM012	1174	222	586	59	237	69.6	120	0.6	9.3	54.5	34.1	5.4	7.9	8
OM298	1037	175	520	54	220	67.8	233	0.2	40.8	63.7	71.6	14.3	11.3	30.6

Hara 5
OM152	1084	291	522	49	188	33.7	84	1.3	11.8	29.9	25.7	4.4	5.2	5.8
Hara 12
DC305	1556	401	784	69	259	43.4	83	0.4	5.7	36.6	17	2.3	18.9	2.5

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Hook Lake
WM047	421	34	136	82	123	45.6	1558	15.4	458	40.1	243	79.1	29.2	693
OM028	932	177	435	70	198	52.4	522	8.1	124	49.2	98.8	20.8	6.1	215
JR029	1684	428	746	190	222	97.9	1436	26.1	197	95.9	294	107	0.15	716
WM050	667	125	302	50	152	38.1	361	5	84.8	34.1	70.4	15.6	4	147
OM030	970	193	437	73	217	50.3	409	4.3	99.1	42.5	78	18.1	5.6	161
DM017	1088	231	492	77	232	55.6	585	3.3	144	54.5	111	30.3	9	233
WM051	1943	429	884	140	408	81.6	334	3.9	72.9	70.7	74.7	15.3	8.4	88.4
OM026	992	211	462	81	201	37.2	741	4.3	203	29.6	104	35.1	5.9	359
WM046	765	160	356	63	155	30.6	550	4	152	27.2	84.6	27.4	6.8	248
WM060	372	53	156	42	96	25.1	908	11.3	258	23.8	123	45.4	12.6	434
OM036	317	39	136	24	87	31.1	1467	9.7	382	55.4	230	81.1	17.2	692
WM062	748	148	334	42	183	41.3	339	4.4	80.1	45.6	81.5	21.5	13.4	92.3
GM053	1649	364	756	108	358	63.2	770	4.6	207	43.9	112	36.9	11	355
WM053	799	188	370	51	160	30.4	224	5.6	50.5	33.2	53.1	13.6	5.1	62.8
GM126	1122	259	526	59	237	41	438	2.5	98.6	40.5	76.4	24.8	8.7	186

Hook Lake
WM011	617	131	267	43	144	32.2	535	4.2	136	33	84.4	28.8	9.8	239
OM039	915	204	427	45	204	35.2	226	7.1	49.4	31.2	47.6	12.6	7.6	70.7
DM007	912	226	414	51	188	33.2	271	6.1	61	31.6	48.9	14.3	7.6	101
RD031	260	48	110	21	62	18.6	731	2.4	195	22.3	91.8	35.5	7.1	377

Snyder 13
JR176 b	8070	430	4100	340	2400	800	11034	180	850	1600	1700	300	6400	4
GM186	792	95	104	176	261	156	1466	22.2	375	149	417	103	70.2	330
GM190	3931	1060	1910	263	621	77.1	196	10.6	42.5	59.9	45.9	9.6	7.2	20.2
OM243	674	114	329	31	165	34.5	314	2.1	26.8	36.5	40.7	8.9	74.3	125
DM136	1271	257	593	63	300	57.9	198	2.6	32.5	60.2	58.5	10.8	11.4	22.4
GM269	3098	588	1470	188	675	177	792	3.7	129	222	244	43.8	27.5	122
OM197	2519	522	1200	142	519	136	258	2	17	140	69.4	8.6	14.1	6.5
GM270	2622	520	1190	163	595	154	678	3.2	110	189	206	37.6	23.6	109
OM242	876	161	434	49	190	41.6	208	1.4	28.1	52	48.8	9.9	43.1	24.7
DC184	1141	242	493	70	286	50.2	165	4.2	29.2	49.6	44.2	8.8	8.8	20.6
DBM047	1272	272	612	75	240	72.5	175	0.4	15.4	71.4	53.9	8.9	11	14.3
GM163	884	162	404	45	218	55.3	222	0.6	31.5	64.2	77.3	13.4	12.8	22.5
RH547	1589	332	762	98	293	104	220	0.3	13.9	108	64.7	9.2	15.8	7.7
GM368	1283	253	603	80	267	80	179	0.3	14.1	80	54.9	8.4	12.4	8.5
DC181	1035	211	457	77	223	67.3	159	0.2	14.4	68.7	51.1	7	10.8	6.7
GM366	1452	311	680	88	289	84.3	199	0.4	16.5	82.4	60.2	10.1	15.6	13.6
DC189	5116	1630	2290	325	769	102	189	7.9	35.6	71.2	43	7.6	8.1	15.4
DC218	2025	372	927	115	468	143	354	2	29.9	160	98.3	13.4	24.2	25.7

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Snyder 13
OM198	1011	201	471	59	219	61.2	129	1.2	8.4	63.9	34.8	4.4	11.7	4.9
CC005	951	216	444	54	194	43.2	89	1.2	5.9	41.3	24.3	3.5	9.5	3.5
DBM048	1025	206	480	59	223	56.7	139	0.1	12.4	59.1	40.8	5.4	12.4	8.7
DC187	2635	846	1170	166	397	56.1	110	4.9	19.2	39.3	26	5.1	5.2	10.1
CM007	826	172	393	46	176	39.4	170	1.7	27.1	45.5	52.6	9.7	8.2	25.3

Snyder 17
DC150	1378	275	648	75	315	64.8	85	1.2	4.3	50.3	19.8	2.6	5.2	1.8
GM144	967	190	457	52	204	63.9	161	0.2	16.2	66.7	50.2	7.6	11.3	9.1
DC147	2410	500	1130	130	543	107	143	2.2	8.3	84.3	32	3.9	9.2	2.7
DC455	1184	247	544	70	257	66.2	123	1.1	8.5	60.9	33.4	5.2	8.4	5.2
GM149	3923	812	1850	195	903	163	198	2.8	13.4	116	42.8	4.9	15	3.3
DM123	1631	326	770	86	376	73.3	98	1.5	6.4	56	22.5	2.8	6.5	2.4
JR248	1584	331	758	95	326	73.6	106	0.3	6.2	59.7	26.4	4	7.1	2.4

Snyder 4
WM100	547	18	0.5	317	79	132	6765	16.9	2010	253	1290	400	105	2690
MF073	300	3	0.5	216	61	19.8	2408	2.3	582	0.25	373	69.9	0.15	1380
GM026	1330	118	523	151	388	150	5110	14.2	1430	207	826	293	59.4	2280
GM022	1129	87	338	202	352	150	5337	7.3	1550	190	918	302	69.8	2300
WM096	1272	108	368	196	445	155	3505	7.3	1010	163	628	207	59.5	1430
WM097	351	2	11	176	90	71.7	2845	11.5	906	58.3	439	148	32.5	1250
MF085	983	31	520	70.1	360	1.8	8124	41.9	4200	530	2000	800	550	1.9

Snyder 4
GM020	187	8	0.5	108	31	39.3	2316	5.2	678	49.8	360	125	28.1	1070
WM098	299	31	60	102	64	42.4	1872	5	543	49.2	316	106	26.3	826
BK014	1124	180	479	97	270	97.7	993	7.9	211	107	263	63.3	28.7	312
GM033	189	0.5	0.5	152	0.5	35.7	3576	4.8	1140	65.7	570	198	47	1550
WM105	820	160	313	122	164	60.6	2558	5.1	732	79.8	419	140	32.5	1150
GM029	639	75	158	133	161	112	6326	22.1	1840	204	1000	361	78.7	2820
WM099	134	21	0.5	79	14	19.6	926	3.9	302	14.3	145	50	13.4	397
JR023	394	73	144	68	77	32.4	1731	3.7	487	48.4	273	94.8	21	803
JR024	398	74	149	60	84	31.1	1368	3.6	383	41.5	221	76.1	19.3	623
WM108	763	165	332	61	165	39.7	970	8.6	258	41.9	157	52.5	12	440
JR026	639	152	285	61	112	29.2	1214	3.1	336	39.4	195	66.1	16	558
WM084	512	112	225	45	105	25.2	556	7.4	141	23.1	92.6	29.4	8.8	254
WM095	479	94	198	51	109	27.3	675	3.2	175	24.2	97	33.7	9.4	332
GM263	1669	203	711	115	519	121	380	3.8	64	123	100	19.9	0.15	69.1
JR028	1193	252	531	90	260	60.4	620	3.5	147	71.7	145	35.4	17.9	199
GM021	9964	2150	4590	576	2250	398	4894	15.3	1350	385	879	270	84.7	1910

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
Snyder 4
WM080	800	179	354	53	175	38.6	501	6.3	118	40.9	93	28.3	10.8	204
WM107	757	167	335	54	165	35.8	382	5.2	106	31	75	21	7.9	136
WM101	508	100	207	43	125	33.3	512	2.6	133	38.2	98.1	30	10.3	200
RSW010	1702	325	842	90	378	67.3	525	1.4	110	73.3	86.1	25	37.4	192
JR032	1182	284	538	81	237	42.2	599	2.6	139	40.7	81.9	26.5	8.4	300
MF075	420	80	213	26	89	12	611	1.4	144	27.9	82.3	29.1	29.1	297
GM023	984	220	448	68	209	38.7	437	1.9	98.7	38.2	70.8	20.4	9	198
BK016	1286	289	590	78	270	58.6	407	9.3	79.8	72.7	107	24.5	15.3	98.1
JR009	1234	319	581	73	229	31.8	145	2.5	32.7	22	27.2	7.2	3.5	49.8
WM085	1035	244	477	56	221	36.8	238	5.8	56.1	30.8	49.2	13.1	5.6	77.3
BK024	1031	242	493	55	209	32.3	209	4.8	35.1	36.6	41.2	8.4	8.4	74.1

U-TH1
OM270	3731	664	1840	207	811	209	716	1.8	6.6	215	98.3	6.3	382	6.1
CM039	3947	853	1900	222	796	176	401	4.5	18.5	176	82.8	10.1	102	6.9
CC028	1300	262	637	77	263	61.3	176	1.5	6.2	65.4	29.2	3.1	66.5	4.3
DC265	2988	607	1440	171	623	147	353	3.6	26.8	142	70.4	11.1	70.2	28.9
DC267	1463	294	703	87	303	76.2	195	1.7	7.7	81.4	38.4	4.4	57.6	4
CC019	908	120	424	62	243	59.4	312	2.8	39.6	76.5	81	14.5	57	40.5
CC025	1832	433	880	101	354	63.5	193	3	21.2	58.5	34.3	6.5	45.7	24.2
RD145	2289	489	1120	113	458	109	229	0.3	11.3	103	45.6	7.2	55.6	5.5
CC027	10424	2110	5030	601	2140	543	1006	10.4	44.7	545	278	29.2	83	15.3
OM208	2038	401	986	121	430	99.5	225	2.3	12.8	97.3	53.1	6.8	46	6.7
JR147	4180	853	2000	234	874	219	377	4.6	13.6	209	79.5	8.2	59.4	2.7
DC355	965	222	471	42	193	37.2	114	1.6	8.2	36.2	20.4	4.3	38.2	4.6
GM118	1090	269	474	79	218	49.8	92	0.8	9.6	40.5	22.4	4.1	11.4	2.9
GM314	2889	572	1380	175	617	145	246	0.5	14.4	137	56.3	5.3	29.3	2.8
CM040	1524	318	730	86	315	74.9	157	1.9	6.9	73.5	32.7	3.9	34.7	3.1
JR158	2188	462	1050	122	450	104	243	3.3	17.2	102	52.6	8.2	41.5	18.2
RD140	1714	368	836	86	340	83.5	169	0.6	8.6	78.8	34.2	5.1	37.8	3.5
RD139	1219	268	595	59	240	57.1	127	0.7	6.9	53.5	25	4.1	33.7	3

U-TH1
GM111	1843	410	823	125	397	88.3	170	1.9	17.7	76.4	43.1	6.5	15.7	8.4
CM055	3415	720	1640	188	710	157	302	0.7	16.2	158	71.2	9.5	41.4	5
DC259	955	191	463	55	199	46.8	98	1.2	3.8	44.6	19.5	2.5	24.6	2
JR207	1324	258	646	67	282	70.8	137	0.4	7.5	64.7	26.2	4.2	29.5	4.7
DC260	1630	335	784	93	337	80.7	149	2.1	5.1	77.4	29.8	3.5	28.5	2.1
CC177	865	175	429	43	175	43.1	103	0.6	11.3	34.9	27.1	5.8	7.9	14.9
DC263	1573	319	761	90	327	76.3	145	1.8	5.7	73.1	31.5	3.7	27.4	2.1
CC032	1223	258	588	68	251	57.5	111	1.9	5.3	54	21.5	2.6	22.4	2.8
OM308	944	171	462	48	207	56.4	76	0.1	3.2	44.7	19	3	5.4	0.9

Table 3: Rare Earth Elements from Mineral Zones Across NE Wollaston Project

(continued)

Sample/Target	LREE ppm	La ppm	Ce ppm	Pr ppm	Nd ppm	Sm ppm	HREE ppm	Eu ppm	Er ppm	Gd ppm	Dy ppm	Ho ppm	Tb ppm	Yb ppm
U-TH1
CC178	1152	372	558	45	156	20.9	76	1.6	2.4	15.3	14.2	3.8	15.7	23
CM048	1245	289	604	68	236	48.4	105	0.6	4.6	48.7	23	3	22.1	2.6
DC288	1361	302	656	75	272	56.3	119	0.7	4	55	23.9	4	26.8	4.7
DC363	972	205	475	50	195	46.5	92	0.3	3.9	42.8	18.2	2.6	21.1	2.6
CM054	4151	877	2000	227	859	188	336	0.8	17.6	183	78.1	10.5	40	5.5
OM209	1314	262	632	75	278	66.8	126	1.7	5.3	64.1	27.4	3.2	22.2	2.2
RD137	871	195	427	42	171	35.8	80	0.5	6.7	32.2	18.3	3.1	16.2	3.4
OM216	1058	208	513	60	225	51.9	98	1.7	5	47.7	21.2	2.9	16.4	2.6
GM200	1036	227	515	50	199	44.6	87	0.2	5.6	39	17.5	3	17.6	3.6
CM047	1353	296	658	75	262	61.5	119	1.9	5.2	59.7	27.1	3.4	18.5	2.7
DC284	1016	222	487	58	201	48.3	90	1.5	3.7	48.8	19.6	2.2	13.2	1.3

All of the samples from the current program were submitted to one of two qualified Canadian Laboratories for analysis. Samples submitted to Saskatchewan Research Laboratories were analyzed for multi-element geochemistry and including uranium by tri-acid digestion and ICP.  Samples submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, were analyzed by aqua regia digestion and ICP analysis. The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.

The Company is now progressively receiving assay information for samples submitted for laboratory analysis during the summer.  Further results for work carried out from August-October are expected over the next months.  The awaited samples are from other surface mineralized zones on this property and other properties, as well as from the Company’s summer drill programs.  The laboratory delays have been significant, but results will be released as they are received and evaluated.

The person responsible for this release is Peter Dasler, M.Sc., P. Geo. President of CanAlaska Uranium Ltd.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,7 mil. acres (11,000+ sq. km or 4,200+ sq. miles). CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project. Agreements have also been executed with a Korean Consortium led by Hanwha Corporation to enter into C$19 million investment to earn 50% of the Cree East Project..

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.688.3211 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.